# RALLY COMMUNITAS CORP.

## REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2023 AND 2022
### *(Unaudited)*

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ......................................................................................... 1

CONSOLIDATED FINANCIAL STATEMENTS:

    Consolidated Balance Sheets ............................................................................................................. 2

    Consolidated Statements of Operations ........................................................................................... 3

    Consolidated Statements of Changes in Stockholders' Equity .......................................................... 4

    Consolidated Statements of Cash Flows ........................................................................................... 5

    Consolidated Notes to Financial Statements .................................................................................... 6



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors
Rally Communitas Corp
New York, New York

We have reviewed the accompanying consolidated financial statements of Rally Communitas Corp (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related consolidated statements of operations, statements of changed in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Consolidated Financial Statements**

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

April 12, 2024
Los Angeles, California

# RALLY COMMUNITAS CORP.
## CONSOLIDATED BALANCE SHEETS
## (UNAUDITED)

| As of December 31, | | 2023 | | 2022 |
|---|---|---:|---|---:|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & Cash Equivalents | $ | 128,211 | $ | 978,362 |
| Acccounts Receivable, net | | 1,828,160 | | 648,264 |
| Prepaids and Other Current Assets | | 432,552 | | 327,444 |
| **Total Current Assets** | | **2,388,923** | | **1,954,070** |
| | | | | |
| Property and Equipment, net | | 797 | | 10,939 |
| Intangible Assets | | 14,693,143 | | 14,958,786 |
| Other Non-Current Assets | | 12,248 | | 3,069 |
| Security Deposit | | 38,062 | | 37,904 |
| **Total Assets** | $ | **17,133,173** | $ | **16,964,768** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts Payable | $ | 7,157,891 | $ | 7,029,109 |
| Credit Cards | | 166,279 | | 284,470 |
| Current Portion of Loans and Notes | | 2,024,532 | | 872,195 |
| Convertible Note | | 1,983,333 | | 1,983,333 |
| Forward Financing | | 342,361 | | - |
| Deferred Revenue | | 4,703,177 | | 2,919,793 |
| Deferred Tax Liabilities | | 459,441 | | 459,441 |
| Other Current Liabilities | | 1,486,921 | | 1,078,538 |
| **Total Current Liabilities** | | **18,323,936** | | **14,626,879** |
| | | | | |
| Promissory Notes and Loans | | 595,885 | | 1,784,939 |
| Simple Agreement for Future Equity (SAFEs) | | 372,818 | | 372,818 |
| **Total Liabilities** | | **19,292,638** | | **16,784,636** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 2,274 | | 2,274 |
| Preferred Stock | | 1,799 | | 1,799 |
| Stock Subscription Receivable | | (359,620) | | (375,423) |
| Additional Paid in Capital | | 19,066,020 | | 18,945,998 |
| Accumulated Deficit | | (20,869,939) | | (18,394,516) |
| | | | | |
| **Total Stockholders' Equity** | | **(2,159,465)** | | **180,132** |
| | | | | |
| **Total Liabilities and Stockholders' Equity** | $ | **17,133,173** | $ | **16,964,768** |

*See accompanying notes to financial statements.*

**RALLY COMMUNITAS CORP.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2023 | 2022 |
|---|---:|---:|
| (USD $ in Dollars) | | |
| Net Revenue | $ 34,118,077 | $ 27,931,167 |
| Cost of Sales- Services | 27,727,066 | 27,333,691 |
| Gross profit | 6,391,010 | 597,475 |
| | | |
| Operating expenses | | |
| General and Administrative | 628,198 | 1,101,143 |
| Technology and Development | 873,496 | 661,144 |
| Sales and Marketing | 6,363,246 | 6,113,736 |
| Depreciation and Amortization | 622,164 | 645,709 |
| Total operating expenses | 8,487,104 | 8,521,731 |
| | | |
| Operating Income/(Loss) | (2,096,094) | (7,924,256) |
| | | |
| Interest Expense | 406,223 | 135,655 |
| Other Loss/(Income) | (26,894) | (47,648) |
| Income/(Loss) before provision for income taxes | (2,475,422) | (8,012,263) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net Income/(Net Loss)** | $ (2,475,422) | $ (8,012,263) |

*See accompanying notes to financial statements.*

**RALLY COMMUNITAS CORP.**

**CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**

**(UNAUDITED)**

| (in , $US) | Common Stock | | Preferred Stock | | Stock Subscription Receivable | Additional Paid In Capital | Accumulated Deficit | Total Shareholder Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| **Balance—December 31, 2021** | 22,740,373 $ | 2,274 | 17,993,110 $ | 1,799 | (513,645) | $ 18,923,519 | $ (10,382,253) | $ 8,031,694 |
| Capital Contribution | | - | | - | | 4,597 | | 4,597 |
| Amount recovered from a shareholder against stock subscription receivable | | | | | 138,222 | | | 138,222 |
| Share-Based Compensation | | | | | | 17,883 | | 17,883 |
| Net income/(loss) | | | | | | | (8,012,263) | (8,012,263) |
| **Balance—December 31, 2022** | 22,740,373 $ | 2,274 | 17,993,110 $ | 1,799 | $ (375,423) | $ 18,945,998 | $ (18,394,516) | $ 180,132 |
| Share-Based Compensation | | | | | | 120,022 | | 120,022 |
| Amount recovered from a shareholder against stock subscription receivable | | | | | 15,803 | | | 15,803 |
| Net income/(loss) | | | | | | | (2,475,422) | (2,475,422) |
| **Balance—December 31, 2023** | 22,740,373 $ | 2,274 | 17,993,110 $ | 1,799 | $ (359,620) | $ 19,066,020 | $ (20,869,939) | $ (2,159,465) |

*See accompanying notes to financial statements.*

**RALLY COMMUNITAS CORP.**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (2,475,422) | $ | (8,012,263) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Depreciation of Property | | 7,357 | | 25,739 |
| Amortization of Intangibles | | 614,673 | | 642,108 |
| Share-based Compensation | | 120,022 | | 17,883 |
| Fair value in excess of stated value of derivative instrument | | - | | 13,171 |
| Changes in operating assets and liabilities: | | | | |
| Acccounts receivable, net | | (1,179,896) | | (538,276) |
| Prepaids and Other Current Assets | | (105,108) | | (254,784) |
| Accounts Payable | | 128,782 | | 4,086,417 |
| Deferred Revenue | | 1,783,385 | | 1,668,883 |
| Credit Cards | | (118,191) | | 284,470 |
| Other Current Liabilities | | 408,383 | | 787,606 |
| Security Deposit | | (158) | | 22,756 |
| Other Non-Current Assets | | (9,179) | | (3,069) |
| **Net cash provided/(used) by operating activities** | | **(825,353)** | | **(1,259,360)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchases of Property and Equipment | | - | | (33,207) |
| Sales and disposal of fixed asset | | 2,785 | | |
| Purchases of Intangible Assets | | (349,029) | | (237,620) |
| **Net cash provided/(used) in investing activities** | | **(346,245)** | | **(270,827)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Capital Contribution | | 15,803 | | 142,819 |
| Forward Financing | | 342,361 | | - |
| Borrowing / (Repayments) on Promissory Notes and Loans | | (36,717) | | 243,744 |
| Borrowing on Convertible Notes | | - | | 1,000,000 |
| Borrowing on SAFEs | | - | | 250,000 |
| **Net cash provided/(used) by financing activities** | | **321,447** | | **1,636,563** |
| | | | | |
| Change in Cash | | (850,151) | | 106,376 |
| Cash—beginning of year | | 978,362 | | 871,986 |
| **Cash—end of year** | $ | **128,211** | $ | **978,362** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 406,223 | $ | 135,655 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |
| Issuance of equity in return for note | | - | | |
| Issuance of equity in return for accrued payroll and other liabilities | | | | |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

Rally Communitas Corp was incorporated on December 2, 2020 in the state of Delaware. The company has the following subsidiaries: Rally Bus CA, Inc. (was formed on January 10, 2022 in Canada), Ourbus Inc. (incorporated on February 1, 2016 in the state of Delaware), Ourbus India Private Limited (organized in 2013, in India) and Rally Bus Corp (incorporated on September 30, 2014 in the state of Delaware). The consolidated financial statements of Rally Communitas Corp (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in New York, New York.

RCC bills itself as "Mass Mobility as a Service". The Company provides transportation for two primary use-cases: event-based surge demand and regularly scheduled intercity travel. The Company operates two products under its two subsidiaries, Ourbus Inc. and Rally Bus Corp. The services are provided by the Rally product for on-demand events and the OurBus product for scheduled services.

In either use case, the Company plans, prices, and schedules bus trips which are then marketed to customers who buy individual rides. The Company then has a competitive bidding process wherein bus operators seek to fulfill the demand. The Company chooses an operator based on a proprietary selection criteria and monitors their performance throughout the process.

This is accomplished through a technology platform that includes rider, driver, and bus software, as well as other components for the various aspects of the business. There are web and mobile applications for most of these components. There are also automated processes that run in the background to monitor and react to various business occurrences.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Consolidation**

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercise control. All significant intercompany transactions and accounts have been eliminated.

**Basis of Presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

 **Use of Estimates**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents exceeded FDIC insured limits by $0 and $539,946, respectively.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined that there was no need to make an allowance for expected credit losses.

**Goodwill**

Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired and liabilities assumed.

Effective December 31, 2021, the Company adopted the alternative for goodwill available to private companies under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350- 20 – Goodwill, and the accounting alternative for business combinations available to private companies under FASB ASC 805-20 – Business Combinations. Accordingly, the Company has yet to amortize goodwill on a straight-line basis over ten years and does not recognize the following intangible assets separate from goodwill: (1) customer related intangible assets unless they are capable of being sold or licensed independently from the other assets of the business and (2) assembled workforce.

**Property and Equipment**

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the <straight-line method> over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

| Category | Useful Life |
| --- | --- |
| Computer Equipment, Gross | 5 years |
| Computer Hardware | 5 years |
| Computers and Office equipment | 5 years |

**Intangible Assets**

Intangible assets with finite lives, such as patents, software, licenses, customer relationships, trade names and non-compete agreements, are amortized on a straight-line basis over their estimated useful lives. License agreement is amortized over 8 years.

**Impairment of Long-Lived Assets**

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023 and 2022.

**Income Taxes**

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company generates its revenue from offering bus transportation through its technology platform. Substantially all of the Company's revenue is generated from bus ticket sales and is recognized in accordance with Accounting Standards Codification Topic 606 ("ASC 606"). In addition, the Company generates revenue in accordance with ASC 606 from licensing and data access, primarily from third-party companies.

The Company adopted Accounting Standards Update 2014-09, "Revenues from Contracts with Customers" as well as other clarifications and technical guidance issued by the Financial Accounting Standards Board related to this new revenue standard ("ASC 606"). The Company applies judgment in the determination of performance obligations in accordance with ASC 606, Performance obligations in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. In addition, a single performance obligation may comprise a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. This principle is achieved through applying the following five-step approach:

- Step 1 - Identification of the contract, or contracts, with a client

- Step 2 - Identification of the performance obligations in the contrac.

- Step 3 - Determination of the transaction price

- Step 4 - Allocation of the transaction price to the performance obligations in the contract

- Step 5 - Recognition of revenue when, or as, the Company satisfies a performance obligation

For ticket sales revenue, the Company's single performance obligation in the transaction is to connect drivers with riders to facilitate the completion of a successful bus transportation service for riders. The Company recognizes revenue upon completion of a ride as its performance obligation is satisfied upon the completion of the ride. The Company collects the fare and related charges from riders on behalf of drivers using the rider's pre-authorized credit card or other payment mechanism and retains its fees before making the remaining disbursement to drivers.

The Company also generates revenue from licensing and data access agreements. The Company is primarily responsible for fulfilling its promise to keep the platform live 24/7 over the license period. The Company recognizes revenue ratably over time as the performance obligation is satisfied.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $6,363,246 and $6,113,736, which is included in sales and marketing expenses.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 12, 2024, which is the date the financial statements were issued.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Prepaid Expenses | 38,364 | 41,104 |
| Undeposited Funds | 92,515 | - |
| Employee Advance | 23,304 | 1,732 |
| Input Tax Credits | 44,836 | 26,141 |
| Advance to Vendors | 200,315 | 215,626 |
| Other current assets | 8,218 | 17,840 |
| Transaction Processor Reserve | 25,000 | 25,000 |
| **Total Prepaids and Other Current Assets** | $ **432,552** | $ **327,444** |

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Accrued Expenses | 1,357,030 | 983,048 |
| Tax Liability | 126,254 | 85,202 |
| Payroll payable | - | 10,288 |
| Other Current Liabilities | 3,636 | |
| **Total Other Current Liabilities** | $ 1,486,921 | $ 1,078,538 |

## 4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consist of:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Computer Equipment | $ 27,209 | $ 27,209 |
| Computer Hardware | 2,417 | 2,417 |
| Computers and Office equipment | 7,159 | 8,977 |
| **Property and Equipment, at Cost** | 36,786 | 38,604 |
| Accumulated depreciation | (35,989) | (27,665) |
| **Property and Equipment, Net** | $ 797 | $ 10,939 |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 was in the amount of $7,357 and $25,739, respectively.

## 5. INTANGIBLE ASSETS

As of December 31, 2023 and December 31, 2022, intangible asset consists of:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Software Development | $ 1,202,950 | $ 1,135,323 |
| Technology Augmentation | 2,359,466 | 2,078,063 |
| Goodwill | 9,310,841 | 9,310,841 |
| Trademark | 3,400,000 | 3,400,000 |
| License Agreement | 1,500,000 | 1,500,000 |
| **Intangible assets, at cost** | 17,773,257 | 17,424,227 |
| Accumulated amortization | (3,080,114) | (2,465,441) |
| **Intangible assets, Net** | $ 14,693,143 | $ 14,958,786 |

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023 and 2022 were in the amount of $614,673 and $642,108, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

| Period | Amortization Expense |
|---|---|
| 2023 | $ (614,673) |
| 2024 | (614,673) |
| 2025 | (614,673) |
| 2026 | (614,673) |
| Thereafter | (12,234,453) |
| **Total** | **$ (14,693,143)** |

## 6. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 56,000,000 shares of Common Stock at a par value of $0.0001 per share. As of December 31, 2023, and 2022, the Company has 22,740,373 of Common Stock have been issued and outstanding. The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set below.

**Preferred Stock**

The Company is authorized to issue 17,993,110 shares of Preferred Stock at a par value of $0.0001 per share. As of December 31, 2023, and 2022, the Company has 17,993,110 and 17,993,110, respectively of Preferred Stock issued and outstanding. Each share of Preferred stock shall be convertible, at the option of the holder thereof, into such number of fully paid and non-assessable shares of common stock by applying appropriate conversion price. Given the predominantly Equity-Like characteristics of the Preferred Stock, transactions have been recognized on the settlement date (i.e., the date the proceeds were received, and the shares are issued) and recorded at fair value. The redemption and change-in-control feature included in the Preferred Stock results in them being classified as mezzanine equity.

## 7. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 9,266,516 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

*Stock Options*

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| As of Year Ended December 31, | 2023 |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 3.95% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

Compensation costs for restricted stock awards subject only to service conditions are measured at the closing stock price on the dates of grant and are recognized as expense on a straight-line basis over the requisite service periods for the awards. The Company recorded $120,022 and $17,833 of share-based compensation expense related to the Company's vested stock options during the year ended December 31, 2023, and 2022, respectively, which were included in sales, marketing and operations expense.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | | Weighted Average Exercise | | Weighted Average Contract Term |
|---|---|---|---|---|---|
| Outstanding at December 31, 2021 | 8,962,159 | $ | 0.08 | | - |
| Granted | 158,645 | | | | |
| Exercised | - | | | | |
| Expired/Cancelled | (11,889) | | | | - |
| Outstanding at December 31, 2022 | 9,120,804 | $ | 0.08 | | 5.31 |
| Exercisable Options at December 31, 2022 | 8,340,149 | $ | 0.08 | | 5.31 |
| Granted | - | $ | - | | |
| Exercised | - | $ | - | | |
| Expired/Cancelled | (33,379) | $ | - | | |
| Outstanding at December 31, 2023 | 9,087,425 | $ | 0.08 | | 4.31 |
| Exercisable Options at December 31, 2023 | 8,613,575 | $ | 0.08 | | 4.31 |

## 8.   DEBT

**Promissory Notes & Loans**

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

| Debt Instrument Name | Principal Amount | Interest Rate | Loan Fee | Borrowing Period | Maturity Date | For the Year Ended December 2023 | | | | | For the Year Ended December 2022 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Interest Expense | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness |
| PPP Loan | 90,034 | 1.00% | | 3/1/2021 | 3/1/2026 | - | - | 59,747 | - | 59,747 | - | - | 30,185 | 60,164 | 90,348 |
| SBA EIDL Loan | 150,000 | 3.75% | | 5/24/2020 | 5/24/2050 | 5,625 | - | 8,772 | 138,226 | 146,998 | 5,609 | - | 8,772 | 140,808 | 149,580 |
| Pay Pal Working Capital loan | 150,000 | | 6,119 | 3/2/2020 | 12 months | - | - | 78,368 | - | 78,368 | - | - | 34,020 | 24,730 | 58,750 |
| SBA EIDL Loan | 150,000 | 3.75% | | 5/27/2020 | 5/27/2050 | 18,282 | - | 29,868 | 457,658 | 487,526 | 18,699 | - | 29,868 | 468,776 | 498,644 |
| Atul Sharma-Shareholder Loan Agreement | 100,000 | 8.00% | | 12/31/2020 | 12/31/2024 | 8,000 | - | 100,000 | - | 100,000 | 8,000 | - | 100,000 | - | 100,000 |
| Kirti Khanna-Shareholder Loan Agreement | 69,350 | 0.50% | | 12/31/2019 | 12/31/2023 | 347 | - | 69,350 | - | 69,350 | 347 | - | 69,350 | - | 69,350 |
| Narinder P S Chadha-Shareholder Loan Agreement | 300,000 | 7.00% | | 7/22/2022 | 12/31/2023 | 21,000 | - | 300,000 | - | 300,000 | 21,000 | - | 300,000 | - | 300,000 |
| Narinder P S Chadha-Shareholder Loan Agreement | 300,000 | 0.50% | | 12/31/2019 | 12/31/2023 | 1,500 | - | 300,000 | - | 300,000 | 1,500 | - | 300,000 | - | 300,000 |
| Quick Logistics Solutions Inc | 136,461 | 0.50% | | 12/31/2019 | 12/31/2023 | 682 | - | 78,428 | - | 78,428 | - | - | - | 90,461 | 90,461 |
| Promissory Note- Sharma Family Holdings, LLC | 1,000,000 | 8.00% | | 12/15/2017 | 12/31/2024 | 80,000 | | 1,000,000 | | 1,000,000 | 80,000 | | | 1,000,000 | 1,000,000 |
| Total | | | | | | 135,436 | - | 2,024,532 | 595,885 | 2,620,417 | 135,155 | - | 872,195 | 1,784,939 | 2,657,134 |

The summary of the future maturities is as follows:

**As of Year Ended December 31, 2023**

| | |
|---|---|
| 2024 | $   2,024,532 |
| 2025 | 59,588 |
| 2026 | 59,588 |
| 2027 | 59,588 |
| 2028 | 59,588 |
| Thereafter | 357,531 |
| **Total** | **$   2,620,417** |

**Forward Financing**

During fiscal year 2023, the Company entered into a receivable sale agreement with Itria Ventures LLC in the amount of $384,000. It bears a fixed fee of $6,500. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2023, the outstanding balance of this kind of financing is in the amount of $342,361, and the entire amount is classified as the current portion.

**SAFE(s)**

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| SAFE(s) | Principal Amount | Borrowing Period | Valuation Cap | Discount | As of Year Ended December 31, 2023 | As of Year Ended December 31, 2022 |
|---|---|---|---|---|---|---|
| Safes 2022 | $ 250,000 | Fiscal Year 2022 | | 80% | $ 250,000 | $ 250,000 |
| Safes 2021 | $ 50,000 | Fiscal Year 2021 | | 80% | $ 50,000 | $ 50,000 |
| Fair value in excess of stated value of derivative instrument | | | | | $ 72,818 | $ 72,818 |
| **Total SAFE(s)** | **$ 300,000** | | | | **$ 372,818** | **$ 372,818** |

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Standard Preferred Stock or SAFE Preferred Stock (as determined in the Company's sole discretion), in either case, equal to the Purchase Amount divided by the Discount Price (rounded down to the nearest whole share). If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) a cash payment equal to 120% of the Purchase Amount (the "Cash Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount multiplied by the Discount Rate divided by the Liquidity Price (rounded down to the nearest whole share) (the "Conversion Amount"). If there is a Dissolution Event before this SAFE terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, the Investor's right to receive its Cash Amount or Purchase Amount, as applicable, is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and the Senior Convertible Notes, excluding, for the avoidance of doubt, any and all Convertible Securities; (ii) On par with payments for other Convertible Securities and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Convertible Securities, the applicable Proceeds will be distributed pro rata to the Investor and such other Convertible Securities in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

**Convertible Note(s)**

Below are the details of the convertible notes:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | For the Year Ended December 2023 Current Portion | For the Year Ended December 2023 Non-Current Portion | For the Year Ended December 2023 Total Indebtedness | For the Year Ended December 2022 Current Portion | For the Year Ended December 2022 Non-Current Portion | For the Year Ended December 2022 Total Indebtedness |
|---|---|---|---|---|---|---|---|---|---|---|
| Convertible Senior Note -FIFTH PARTNERS LLC | $ 1,000,000 | 8.00% | 12/20/2022 | 24 months | 1,000,000 | - | 1,000,000 | 1,000,000 | - | 1,000,000 |
| Convertible Senior Note Purchase Agreement | $ 983,333 | 8.00% | 3/25/2021 | 24 months | 983,333 | - | 983,333.00 | 983,333 | $ - | 983,333 |
| **Total** | **$ 1,983,333** | | | | **$ 1,983,333** | **$ -** | **$ 1,983,333** | **$ 1,983,333** | **$ -** | **$ 1,983,333** |

The convertible notes are convertible into common shares at a conversion price. The conversion price means (a) with respect to a conversion pursuant to Next Equity Financing Conversion the product of (x) 100% less the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; (b) with respect to a conversion pursuant to Corporate Transaction Conversion, the price per share equal to the fair market value of the Common Stock at the time of the Corporate Transaction, as determined by reference to the purchase price payable in connection with such Corporate Transaction multiplied by 100% less the Discount; and (c) with respect to a conversion pursuant to Maturity Conversion, the price per share equal to the fair market value of the Common Stock at the time of the Maturity Date multiplied by 100% less the Discount. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

## 9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (680,741) | $ (2,203,372) |
| Valuation Allowance | 680,741 | 2,203,372 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (3,601,705) | $ (2,920,964) |
| Valuation Allowance | 3,601,705 | 2,920,964 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $13,097,109, and the Company had state net operating loss ("NOL") carryforwards of approximately $13,097,109. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

## 10.  RELATED PARTY

On December 31, 2019, the Company entered into a shareholder loan agreement with Narinder P S Chadha in the amount of $300,000. The loan bears an interest rate of 0.5% per annum.  The Loan is repayable in full on December 31st, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $300,000.

On December 31, 2019, the Company entered into a loan agreement with Quick Logistics (the related party through common ownership) in the amount of $136,461. The loan bears an interest rate of 0.5% per annum.  The Loan is repayable in full on December 31, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $78,428 and $90,461, respectively.

On July 22, 2022, the Company entered into a shareholder loan agreement with Narinder P S Chadha in the amount of $300,000. The loan bears an interest rate of 7% per annum.  The Loan is repayable in full on December 31st, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $300,000.

On December 31, 2020, the Company entered into a shareholder loan agreement with Atul Sharma in the amount of $100,000. The loan bears an interest rate of 8% per annum.  The Loan is repayable in full on December 31, 2024. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $100,000.

On December 31, 2019, the Company entered into a shareholder loan agreement with Kirti Khanna in the amount of $69,350. The loan bears an interest rate of 0.5% per annum.  The Loan is repayable in full December 31, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $69,350.

On March 1, 2018, the Company entered into a shareholder loan agreement with Sharma Family Holdings, LLC in the amount of $1,000,000. The loan bears an interest rate of 8% per annum.  The loan is repayable in full on December 31, 2024. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan is $1,000,000 and $1,000,000, respectively.

## 11.  COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 12.  SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 12, 2024, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

## 13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,096,094, an operating cash flow loss of $825,353, and liquid assets in cash of $128,211, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.